Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

March 22, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811- 22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 169, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 173, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG Partners Global Quality Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by GQG Partners LLC (the “Adviser”), the investment adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.
March 22, 2019

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

2.	Comment. In the “Principal Investment Strategies” section:

a.	Because the Fund’s name includes the term “global,” please revise the disclosure to state that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the U.S. or, if conditions are not favorable, invest at least 30% of its assets outside the U.S.

Response. The Trust respectfully declines to make the requested change. In the adopting release for Rule 35d-1 under the 1940 Act, the SEC stated that the term “global” “connote[s] diversification among investments in a number of different countries throughout the world,” and therefore “‘global’ funds will not be subject to the rule.”1 The SEC stated, however, that it would “expect … that investment companies using [global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In response to questions from Investment Company Institute (“ICI”) members on fund names that include the term “global,” the ICI issued a memo stating that the Staff believes that one way a fund with the term “global” in its name could satisfy the mandate to invest its assets in investments that are tied economically to a number of countries throughout the world would be to invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the U.S. or, if conditions are not favorable, invest at least 30% of its assets outside the U.S.2 According to the ICI memo, however, the Staff does not believe that this approach is compulsory.

The Trust and the Adviser note that, as of February 28, 2019, U.S. companies represented 54.85% of the Fund’s benchmark index, the MSCI ACWI Index, and that the Adviser would be constrained in making active asset allocation decisions if the Fund were to adopt the Staff’s suggested policy with respect to the percentage of investments outside the U.S. The Trust and the Adviser believe that the Fund’s policy of investing, under normal circumstances, in at least five countries, which may include the United States, and at least 30% of its total assets in securities of non-U.S. companies, meets the standard set forth in the Adopting Release with respect to the use of the term “global” in a fund’s name because the policy provides for the investment of a significant percentage of the Fund’s assets in non-U.S. companies and greater country diversification with respect to such investments than suggested by the Staff. In addition, the Trust and the Adviser note that other “global” funds have policies with respect to the percentage of investments outside the U.S. that are the same or less restrictive than that of the Fund, or do not have policies with respect to the percentage of investments outside the U.S.

[1]	Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Adopting Release”).
[2]	Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012).

Alison White, Esq.
March 22, 2019

b.	Please define a “full market cycle.”

Response. The section states:

In managing the Fund’s investments, the Adviser typically pursues a “growth style” of investing through which it seeks to capture market upside while limiting downside risk through a full market cycle, which can be measured from a point in the market cycle (e.g., a peak or trough) to the corresponding point in the next market cycle.

In light of the foregoing, the Adviser believes that the section includes appropriate disclosure with respect to this matter.

c.	Please clarify that the Fund may hold a significant amount of its assets in U.S. companies.

Response. The section states:

The Fund may focus its investments in a particular country or geographic region, including the United States.

In light of the foregoing, the Adviser believes that the section includes appropriate disclosure with respect to this matter.

3.	Comment. Please explain supplementally the circumstances in which the Adviser may believe that the assets of a company that does not meet any of the Fund’s other criteria for being considered to be an emerging market company are exposed to the economic fortunes and risks of an emerging market country.

Response. As stated in the “Principal Investment Strategies” section, the Adviser may believe that the assets of a company that does not meet any of the Fund’s other criteria for being considered to be an emerging market company are exposed to the economic fortunes and risks of an emerging market country if the Adviser believes that the company’s growth is dependent on the country.

Alison White, Esq.
March 22, 2019

4.	Comment. Please explain the term “emerging market.”

Response. The requested change has been made.

5.	Comment. In the “Principal Risks” section, please consider presenting the principal risks in order of importance.

Response. The Trust respectfully declines to make the requested change because it is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order.

6.	Comment. In the “More Information about the Fund’s Investment Objective and Strategies” section, please state, if applicable, that shareholders will be provided notice of a change in the Fund’s investment objective.

Response. The Fund does not currently have a policy requiring shareholder notice of a change in the Fund’s investment objective.

7.	Comment. In the “Related Performance Data of the Adviser” section:

a.	Please show the performance of the GQG Comparable Accounts, which appears to be presented in reliance on Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), separately from the performance of the Prior Comparable Account, which appears to be presented in reliance on Bramwell Growth Fund (pub. avail. Aug. 7, 1996).

Response. The Trust respectfully declines to make the requested change. Section 34(b) of the 1940 Act, in pertinent part, prohibits an investment company from (i) making an untrue statement of material fact in its registration statement or (ii) omitting facts necessary to make the statements made in its registration statement not materially misleading. General Instruction C.3(b) to Form N-1A permits a fund to include non-required information in its prospectus, provided that “the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” A condition in both Nicholas-Applegate (permitting a mutual fund to show in its prospectus the performance of substantially similar accounts managed by the fund’s investment adviser) and Bramwell (permitting a mutual fund to show in its prospectus the performance of a substantially similar account managed by the fund’s portfolio manager while at a prior investment adviser) is that the performance would not be presented in a misleading manner and would not obscure or impede understanding of information that is required to be in the prospectus. The Trust and the Adviser believe that the combined presentation of the performance of the GQG Comparable Accounts and the Prior Comparable Account is consistent with this condition of the no-action letters, as well as the 1940 Act and the instructions to Form N-1A, because the performance of the Accounts will be presented separately from, and given no greater prominence than, the Fund’s own performance, and the performance of the Accounts is accompanied by clear disclosure that (i) the performance is not indicative of the past or future performance of the Fund, and (ii) for periods prior to June 1, 2016, the performance is that of a personal account managed by the Fund’s portfolio manager while he was employed by a firm unaffiliated with the Adviser. The Trust and the Adviser do not believe that linking the performance of the GQG Comparable Accounts with the performance of the Prior Comparable Account causes the Composite disclosure to be in any way misleading to shareholders or impede shareholders’ understanding of the information that is required to be included in the Fund’s prospectus. The Trust and the Adviser further believe that separating the performance of the GQG Comparable Accounts from the performance of the Prior Comparable Account could create the erroneous impression that the investment objectives, policies and strategies of, or the individual primarily responsible for the day-to-day management of, the Composite have changed during the Composite period.

Alison White, Esq.
March 22, 2019

b.	Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

c.	Please identify the “firm unaffiliated with the Adviser.”

Response. The Trust respectfully declines to make the requested change because it does not believe that the disclosure is required by the Staff guidance regarding the inclusion of related performance in a fund prospectus.

Alison White, Esq.
March 22, 2019

d.	Please confirm that the Composite includes all Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund.

Response. The Adviser confirms that the Composite includes all Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer